

August 26, 2010

Mr. Thomas L. Tran
Senior Vice President and Chief Financial Officer
Wellcare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, Florida   33634

     Re: **Wellcare Health Plans, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed on April 30, 2010
              File No. 001-32209

Dear Mr. Tran:

We have reviewed your July 16, 2010 response to our July 2, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Critical Accounting Estimates
8. Fair Value Measurements

1. Please refer to your response to comment four. Please revise your proposed disclosures to clarify that in assessing your ability to hold these securities until recovery of the market value you assess whether it is more likely than not that you would be required to sell the security prior to its recovery. Disclose the results of your assessment.

12. Income Taxes, page F-25

2. We acknowledge your response to our previous comment six. Please address the following comments and reference for us the authoritative literature you rely upon to support your accounting and disclosure:
   - Please explain to us how your liability for unrecognized tax benefits created deferred tax assets included in your table of deferred tax assets and liabilities;

- To the extent your rely upon ASC 740-10-25-17 for the creation of these deferred tax assets, please explain to us why you characterize them as associated with unrecognized tax benefits instead of characterizing them based on the underlying temporary differences created by the tax positions generating your unrecognized tax benefits;
- Please explain to us why you include these deferred tax assets in your table of deferred tax assets and liabilities but you do not reflect them in deferred taxes on the balance sheet;
- Please explain why your deferred tax assets associated with unrecognized tax benefits at December 31, 2009 and 2008 are each $1.093 million less than the obligation recorded for unrecognized tax benefits;
- It appears that the $1.093 million amount discussed in the previous bullet is the $1.1 million of your unrecognized tax benefit obligation recorded in taxes payable. If so, please explain why this amount has not changed from 2008 to 2009 when taxes payable should relate to tax returns filed or to be filed related to past periods; and
- Please clarify whether the tax position(s) taken that generate the deferred tax assets associated with the unrecognized tax benefit were taken in previously filed tax returns or are expected to be taken in future tax returns. If your tax positions relate primarily to future tax years, please explain when you anticipate taking these positions.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant